March 13, 2015

VIA EDGAR

United States Securities and Exchange Commission 100 F Street, N.E. Division of Corporation Finance Washington, D.C. 20549 Attn: Mr. Robert F. Telewicz Jr.

Re:	Equinox Frontier Funds Form 10-K for year ended December 31, 2013 Filed on March 31, 2014 File No. 000-51274

Dear Mr. Telewicz:

Equinox Fund Management LLC, the managing owner (the “Managing Owner”), of Equinox Frontier Funds, a Delaware statutory trust (the “Registrant”), hereby files, via EDGAR, its response to the Staff of the Securities and Exchange Commission’s (the “Commission”) comments provided by Jennifer Monick to David Drakulich during conversations over the phone at the end of February and, most recently, on March 2, 2015, relating to the Registrant’s Form 10-K filed on March 31, 2014 (File No. 000-51274).

Prior year line amount misplacement, page F-77

Within the Consolidated Statements of Cash Flows presented as part of the Form 10-K for the fiscal year ended December 31, 2013, a value in the amount of $11,724,468 was included for line item “net change in allocation of total return swaps” for the year ended December 31, 2011 instead of for line item “net unrealized gain/(loss) on swap contracts” for the year ended December 31, 2011. The Consolidated Statements of Cash Flows presented as part of the Forms 10-K for the fiscal years ended December 31, 2011 and 2012 presented the correct amounts in each of the corresponding line items.

Confirmation for the assets held in Frontier Trading Company XXXIX, LLC

It was requested that we confirm that not more than one swap was held by Frontier Trading Company XXXIX, LLC (consolidated to Equinox Frontier Heritage Fund as of December 31, 2013) for 2013. We confirm that this statement is true.

Clarification of Cash Flow item

It was requested that we confirm that the change in the change in ownership allocation of total return swaps does not represent an actual cash movement and does not affect or relate to the Income Statement. We confirm.

Securities and Exchange Commission March 13, 2015 Page 2

Clarification of cash flow item labeled Change in Ownership Allocation of Total Return Swap for Equinox Frontier Heritage Fund

The amount of ($4,843,391) for the above referenced line item is the result of Equinox Frontier Heritage Fund becoming a majority owner in a trading company that held a swap. Even though there was no cash movement from the Equinox Frontier Heritage Fund, the fund became the majority owner of that trading company under the equity method (which requires 100% consolidation of an entity if more than 50% of the entity is owned), and thus was required to fully consolidate the underlying financial statements, which included a swap investment. This change in the swap investment was reflected on the Statements of Cash Flows as “Change in Ownership Allocation of Total Return Swaps”.

Securities and Exchange Commission March 13, 2015 Page 3

The Registrant hereby acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (303) 991-6778.

Sincerely,

/s/ Vance J. Sanders

Vance J. Sanders, CPA

Chief Financial Officer

Equinox Fund Management, LLC, Managing Owner of Equinox Frontier Funds